NEWS RELEASE April 20, 2006 Trading Symbol: AMM :TSX, AAU:AMEX www.almadenminerals.com

DRILLING UNDERWAY AT CABALLO BLANCO AND

AN UPDATE OF MEXICAN EXPLORATION ACTIVITIES

Almaden Minerals Ltd. (“Almaden”) currently has thirteen active joint venture projects including nine in which a partner is earning an interest in an Almaden property through spending, and a regional exploration joint venture with Japan Oil, Metals and Gas National Corporation (“JOGMEC”) to explore for base metals over a large area of Mexico. This includes option agreements on six separate projects in Mexico where partners are earning an interest, in part through spending. Almaden expects drilling to be carried out all six of these Mexican projects in 2006.

Caballo Blanco, Au-Ag-Cu Project, Mexico

The Caballo Blanco project is optioned to Comaplex Minerals Ltd. (Comaplex) who can earn a 60% interest in the project by spending US$2 Million over four years. Comaplex have completed field programs over both the Highway and Northern zones of the property, the centres of which are located roughly 7 kilometers apart. These zones consist of acid-sulphate alteration including quartz alunite and residual or vuggy silica alteration zones and are interpreted to represent high sulphidation gold targets. In 2005, a three hole, 523 meter drill program was carried out by Comaplex on the Northern Zone of the property. One hole (CB-05-03) cut through a section of massive silicification and into a zone of strongly brecciated and vuggy silica, a 108 meter section of which (from 66 meters to 174 meters depth) averaged 1.14 g/t. This includes a 40 meter section from 74 to 114 meters depth which averaged 2.35 g/t gold. Comaplex has informed Almaden that a follow-up drill program designed to further test this zone is now underway. Mr. Mark Balog, P.Geol. and Vice-President of Exploration for Comaplex, is the qualified person on the project.

Fuego Au-Ag Project, Mexico

The Fuego Project is optioned to Horseshoe Gold Mining Inc. (“Horseshoe”) who can earn a 60% interest in the property by spending US$3 Million exploring the Fuego project and issuing 1,000,000 shares of Horseshoe to Almaden. Upon earning a 60% interest in the property, Horseshoe would have 120 days to acquire Almaden's remaining 40% interest in the property in return for a 40% interest in the issued capital of Horseshoe, to be issued by Horseshoe to Almaden at that time. The Fuego project is road accessible and located in Oaxaca State, roughly 140 kilometers southeast of Oaxaca City. The property covers an area of low-sulphidation epithermal veining exhibiting classic vein textures commensurate with a highly preserved, dynamic mineralizing environment. A 15 hole, 2,500 meter drill program was completed in March, 2006. A follow-up drilling program is presently being planned to commence before July, 2006.

Bufa Au-Ag Project, Mexico

In 2005 Almaden optioned its 100% owned Bufa project located in Chihuahua State, Mexico to Lincoln Gold Corp (“Lincoln”) a public company listed in the United States. Lincoln may acquire a 60% interest in the Bufa project by spending US$3 Million on the property and issuing 450,000 shares of Lincoln to Almaden. Lincoln is committed to spend US$100,000 in the first year. The Bufa property, owned 100% by Almaden, surrounds the town and mining camp of Guadalupe y Calvo. Gold was discovered at Guadalupe y Calvo in 1835 with extended periods of production up to 1939. The district is one of the most prolific gold-silver areas in Chihuahua mining history.  In 1900, the Del Rosario vein was considered by the U.S. Geological Survey as “one of the largest gold producing quartz veins of the world.” A mint was constructed on site by the Mexican Government in 1844. In 1981 renowned geologist Larry Buchanan estimated historic production at 2 million ounces of gold and 28 million ounces of silver at average grades of 37 g/t gold and 870 g/t silver. Recent work by a third party has demonstrated that the vein system extends from the historic production area onto the Bufa property with an estimated strike length of approximately 1700 meters. In 2004 it was reported by Caelles and King, qualified persons under the meaning of National Instrument  43-101, that the vein system consists of a series of NW-SE striking, banded and brecciated, low sulphidation epithermal quartz veins that vary in strike length from 200 to 700 meters, with an aggregate length for all veins of 3.9 kilometers. Widths of the veins vary from 1 to 7.8 meters in true thickness.  A recent small core-drilling program on the Bufa property encountered multiple veins, some with ore-grade gold-silver intercepts with attending lead and zinc. Samples were sent to ALS Chemex Labs in North Vancouver for analyses using conventional fire assay, and inductively coupled plasma atomic emission spectroscopy (ICP). Almaden anticipates a diamond drill program in 2006 to follow up the past drill results.

San Carlos Cu-Au-Ag Project, Mexico

Almaden Minerals Ltd. (“Almaden”) is pleased to announce that Hawkeye Gold and Diamond Inc. (“Hawkeye”), the operator of the San Carlos project, has announced that a diamond drill program was completed at Almaden’s San Carlos silver-lead-zinc-copper-gold project in Tamaulipas State, Mexico in March 2006. Hawkeye has informed Almaden that the program consisted of six holes for a total of 950 meters of drilling designed to test several high chargeability induced polarization (“IP”) anomalies that are spatially coincident with elevated lead, zinc, silver, copper and gold in soil and rock samples taken during previous work programs. In April, 2005 Almaden signed a revised option agreement with Hawkeye on terms whereby Hawkeye can earn a total of 60% of the San Carlos project by paying C$45,474.77 representing past obligations (paid), issuing a total of 1,450,000 shares to Almaden (850,000 already received) and incurring exploration expenditures of US$4 Million over six years.

Campanario Gold-Silver Project, Mexico

In 2005 Almaden optioned it’s 100% owned Campanario property, located in Oaxaca State, to Consolidated Spire Ventures Ltd. (“Spire”) under terms whereby Spire can earn a 60% interest in the property from Almaden through exploration spending and share issuances to Almaden. The Campanario property was identified and acquired entirely by staking during a reconnaissance program carried out by Almaden in 2004. The claim staked by Almaden covers a roughly 10,003 hectare area, free of any other mineral title and covers a brecciated, silicified and quartz veined volcanic rocks. Spire has initiated a program of rock and soil sampling and geologic mapping and an induced polarization (“IP”) geophysical survey in order to better define the breccia zone and the soil anomaly. Spire has informed Almaden that work is scheduled to commence in May, 2006.

Santa Isabela Silver-Lead-Zinc Project, Mexico

In 2005 a US$300,000 geochemical, geophysical and drilling program has been completed on the Santa Isabela Project under the operator-ship of Almaden. The program was financed by the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) which has optioned the Santa Isabela property from Almaden under terms whereby JOGMEC can acquire a 60% interest in this project by spending US$1.5 Million on the property by September 30, 2008. The soil geochemical and induced polarization (IP) geophysical  have defined two broad zones of coincident elevated zinc, lead and silver in soil and high chargeability response at depth. These areas have not yet been tested by drilling. JOGMEC has informed Almaden that the drilling program will resume in May or June depending on logistical considerations. This drill program will be designed to test the lead-zinc-silver in soil and high-chargeability geophysical anomalies thought to represent high-sulphide limestone hosted replacement mineralization.

Tuligtic Project, Mexico

Work is underway on Almaden’s wholly owned copper-gold-silver Tuligtic project in Puebla State, Mexico. The roughly 11,000 hectare Tuligtic project covers both an exposed porphyry copper and epithermal gold-silver system. Preliminary IP geophysical, rock and soil sample sampling, and geological surveys have identified a large mineralized system (see news release of February 28, 2006). Additional surveys are currently underway in order to better define targets for diamond drilling.

JOGMEC Regional Joint Venture, Mexico

Almaden and JOGMEC have also entered into a regional exploration joint venture in Mexico. The regional joint venture program will consist of a first phase of spending over a large region in Mexico focused on grassroots exploration for base metal deposits. JOGMEC will contribute US$700,000 to this program which will be operated by Almaden. JOGMEC can acquire a 60% interest in any mineral property acquired during the course of this exploration program (“designated property”) by spending an additional US$500,000 on exploration for each designated property. Any property identified by the regional joint venture program, but not selected as a designated property, shall be 100% owned by Almaden.

Mexican Exploration Plans for 2006

Almaden will continue with its successful business model of identifying exciting new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop our projects in return for the right to earn an interest in them. Almaden is constantly working on grass roots exploration concepts designed to identify new mineral exploration projects in mineral terrains geologically permissive for world-class ore deposits. Almaden has recently acquired through staking several new mineral projects in both Canada and Mexico, including the Tuligtic copper-gold-silver project and are seeking partners with the suitable business and geological resources to explore to advance the and assess the potential of these projects through drilling.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

____________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

Almaden Minerals Ltd.

The Toronto Stock Exchange nor the American Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.